UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

under the Securities Exchange Act of 1934

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

532403201

(CUSIP Number)

David A. Marple

Värde Partners, Inc.

901 Marquette Ave. S, Suite 3300

Minneapolis, MN 55402

(952) 893-1554

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Justin Fitzgerald Hoffman

Kirkland & Ellis LLP

600 Travis, Suite 3300

Houston, TX 77002

(713) 835-3600

April 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 532403201	Page 2 of 27

(1)	Name of reporting person The Värde Fund XI (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 5,193,484
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 5,193,484
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 5,193,484
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 9.4%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 3 of 27

(1)	Name of reporting person The Värde Fund XI G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 5,193,484
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 5,193,484
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 5,193,484
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 9.4%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 4 of 27

(1)	Name of reporting person The Värde Fund XII (Master), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,695,363
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,695,363
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 3,695,363
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.9%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 5 of 27

(1)	Name of reporting person The Värde Fund XII G.P., L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,695,363
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,695,363
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 3,695,363
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.9%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 6 of 27

(1)	Name of reporting person The Värde Fund XII UGP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 3,695,363
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 3,695,363
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 3,695,363
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.9%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 7 of 27

(1)	Name of reporting person The Värde Skyway Master Fund, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,622,964
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,622,964
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,622,964
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 3.1%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 8 of 27

(1)	Name of reporting person The Värde Skyway Fund G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,622,964
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,622,964
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,622,964
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 3.1%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 9 of 27

(1)	Name of reporting person Värde Investment Partners (Offshore) Master, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 749,060
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 749,060
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 749,060
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.5%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 10 of 27

(1)	Name of reporting person The Värde Fund VI-A, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 374,530
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 374,530
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 374,530
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.7%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 11 of 27

(1)	Name of reporting person Värde Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 848,934
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 848,934
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 848,934
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.7%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 12 of 27

(1)	Name of reporting person Värde Investment Partners G.P., LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,972,524
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,972,524
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,972,524
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 3.9%
(14)	Type of reporting person (see instructions): OO

CUSIP No. 532403201	Page 13 of 27

(1)	Name of reporting person Värde Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 12,484,336
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 12,484,336
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 12,484,336
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 19.9%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 532403201	Page 14 of 27

(1)	Name of reporting person Värde Partners, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 12,484,336
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 12,484,336
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 12,484,336
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 19.9%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 532403201	Page 15 of 27

(1)	Name of reporting person George G. Hicks
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 12,484,336
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 12,484,336
(11)	Aggregate amount beneficially owned by each reporting person: 12,484,336
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 19.9%
(14)	Type of reporting person (see instructions): IN

CUSIP No. 532403201	Page 16 of 27

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”), par value $0.001 per share, of Lilis Energy, Inc., a Nevada corporation (the “Issuer”). The Issuer has its principal executive offices at 300 E. Sonterra Blvd., Suite 1220, San Antonio, TX 78258.

Item 2.	Identity and Background

(a) This Schedule 13D is being jointly filed by

(i)	The Värde Fund XI (Master), L.P., a Delaware limited partnership (“Fund XI”);

(ii)	The Värde Fund XI G.P., LLC, a Delaware limited liability company (“Fund XI GP”), the general partner of Fund XI;

(iii)	The Värde Fund XII (Master), L.P. a Delaware limited partnership (“Fund XII”);

(iv)	The Värde Fund XII G.P., L.P., a Delaware limited partnership (“Fund XII GP”), the general partner of Fund XII;

(v)	The Värde Fund XII UGP, LLC, a Delaware limited liability company (“Fund XII UGP”), the general partner of Fund XII GP;

(vi)	The Värde Skyway Master Fund, L.P., a Cayman Islands exempted limited partnership (“Skyway Fund”);

(vii)	The Värde Skyway Fund G.P., LLC, a Delaware limited liability company (“Skyway Fund GP”), the general partner of Skyway Fund;

(viii)	Värde Investment Partners (Offshore) Master, L.P., a Cayman Islands exempted limited partnership (“VIP Offshore”);

(ix)	The Värde Fund VI-A, L.P., a Delaware limited partnership (“Fund VI-A”);

(x)	Värde Investment Partners, L.P., a Delaware limited partnership (“VIP”);

(xi)	Värde Investment Partners G.P., LLC, a Delaware limited liability company (“VIP GP”), the general partner of VIP Offshore, Fund VI-A and VIP;

(xii)	Värde Partners, L.P., a Delaware partnership (“Managing Member”), the managing member of Fund XI GP, Fund XII UGP, Skyway Fund GP and VIP GP;

(xiii)	Värde Partners, Inc., a Delaware corporation (“General Partner”), the general partner of the Managing Member; and

(xiv)	Mr. George G. Hicks (“Mr. Hicks”), the chief executive officer of the General Partner;

((i)	through (xiv) above are each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons”). The Reporting Persons have entered into a joint filing agreement, dated as of May 8, 2017, a copy of which is attached hereto as Exhibit A.

(b)    The address of the principal business and principal office of each of the Reporting Persons is 901 Marquette Ave S., Suite 3300, Minneapolis, MN 55402. See Schedule 1 with respect to information required for each executive officer and director of the General Partner.

(c) For Mr. Hicks, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is: Chief Executive Officer, Värde Partners, Inc., 901 Marquette Ave S., Suite 3300, Minneapolis, MN 55402. The principal business of each of the other Reporting Persons is direct or indirect investment in financial assets.

CUSIP No. 532403201	Page 17 of 27

(d)-(e): During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the other Reporting Persons or any of their executive officers or directors (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Hicks is a citizen of the United States. Each of the other Reporting Persons is organized in the State of Delaware except VIP Offshore and Skyway Fund, which are organized under the laws of the Cayman Islands. Each of the executive officers and directors identified on Schedule 1 hereto are U.S. citizens other than Mr. Carstairs, who is a citizen of Australia and the United Kingdom, Mr. Haroon, who is a citizen of the United States and the United Kingdom, Mr. Noel, who is a citizen of the United States and the United Kingdom, and Mr. Naglieri, who is a citizen of Italy.

Item 3.	Source and Amount of Funds or Other Consideration

The information contained in Item 1 is incorporated herein by reference.

Item 4.	Purpose of Transaction

The Common Stock was acquired for investment purposes. The information contained in Item 6 is incorporated herein by reference. On April 26, 2017, the Issuer entered into the Credit Agreement (the “Credit Agreement”), with certain subsidiaries of the Issuer, as guarantors, and VIP, VIP Offshore, Fund XII, Fund XI, Skyway Fund and Fund VI-A, as lenders (the “Lenders”). Pursuant to the Credit Agreement, the Lenders extended a second lien term loan facility of $125,000,000 consisting of $80,000,000, which was drawn on the closing date (the “Initial Term Loan”) and, subject to certain conditions, up to $45,000,000 in additional term loans. The term loans mature on April 26, 2021, and bear interest at a rate of 8.25% per annum, payable quarterly. 70% of the aggregate principal amount of the Initial Term Loan, plus accrued and unpaid interest to the conversion date and a “make-whole” premium is convertible, at the Lenders’ option, into a number of the Issuer’s shares of common stock at a conversion price (subject to adjustment) of $5.50 per share. Prior to the receipt of the approval of requisite approval of the Issuer’s shareholders under the relevant rules of the primary exchange on which the Issuer’s common stock is listed, the amount of the shares issuable pursuant to any conversion of the Initial Term Loan is limited to an amount which would not result in any Lender, together with its affiliates and the other members of any “group” (as such term is used in sections 13(d) and 14(d) of the Exchange Act) including such Lender, owning in excess of 19.999% of the outstanding common stock of the Issuer.

The Reporting Persons may exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with each other and with other stockholders, industry participants and other interested parties concerning the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own 12,484,336 shares of Common Stock, representing 19.9% of the outstanding shares. The ownership percentage appearing on such cover pages has been calculated based on an aggregate total of 49,940,469 shares of Common Stock issued and outstanding as of April 26, 2017 as disclosed by the Issuer in its Form S-1 filed on April 28, 2017.

(b) As described in Items 1 and 3 of this Schedule 13D, as a result of the Credit Agreement, each of Fund XI, Fund XI GP, as the general partner of Fund XI GP, Fund XII, Fund XII GP, as the general partner of Fund XII, Fund XII UGP, as the general partner of Fund XII GP, Skyway Fund, Skyway Fund GP, as the general partner of Skyway Fund, Fund VI-A, VIP, VIP Offshore and VIP GP as the general partner of Fund VI-A, VIP and VIP Offshore, directly own 12,484,336 shares of Common Stock.

CUSIP No. 532403201	Page 18 of 27

Each of Mr. Hicks, the Managing Member and the General Partner may also be deemed to beneficially own the Common Stock held by the other Reporting Persons. Each such Reporting Person may be deemed to beneficially own the Common Stock beneficially owned by the Reporting Persons directly or indirectly controlled by it or him, but neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person (other than the Fund XI, Fund XII, Skyway Fund, VIP, VIP Offshore and Fund VI-A and their respective general partners, to the extent they directly hold shares of Common Stock) is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock. The filing of this statement should not be construed to be an admission that any member of the Reporting Persons are members of a “group” for the purposes of Sections 13(d) and 13(g) of the Act.

Each Reporting Person’s current beneficial ownership in the Issuer is set forth on the cover pages to this Schedule 13D and is incorporated by reference herein. The amount reported reflects the maximum amount of shares issuable upon conversion of the Initial Term Loan subject to the beneficial ownership limitation described above.

See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Except for the information set forth herein, including in Items 3, 4 and 6, which are incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Credit Agreement

The information contained in Item 4 is incorporated herein by reference.

Board Observer and Board Appointment Rights

On the effective date of the Credit Agreement and until the term loan conversion, the Lenders have the right to appoint one non-voting observer to the board of directors of the Issuer, who is entitled to attend meetings of the board of directors and meetings of the board of directors executive committee, and receive all materials distributed to all members of the board of directors. The board observer has no right to participate in any vote, consent or other action of the board of directors and may be excluded from meetings of the board of directors under certain circumstances. Following the term loan conversion, as long as the Lenders hold in the aggregate at least 12.5%, the Lenders have the right to appoint one director or, if at least 20.0% of the outstanding Common Stock, two directors, as applicable. The number of directors sitting on the board will be increased to account for such additional directors.

Shareholder Approval

The ability of the Lenders to effectuate the term loan conversion is dependent upon the Issuer’s ability to obtain the approval of its shareholders of the issuance of Common Stock in connection with the term loan conversion and any “change of control” that may occur under the applicable stock exchange rules as a result of the term loan conversion. The Issuer will, within 30 days of the effective date of the Credit Agreement, file a preliminary proxy statement with the SEC with respect to the submission of the matters described above to its shareholders. The Issuer is deemed to have received the necessary shareholder approvals for the matters described above once the Issuer receives the requisite shareholder approval that is binding and enforceable under the Borrower’s organizational documents and applicable law and sufficient under applicable stock exchange rules.

CUSIP No. 532403201	Page 19 of 27

Lender Preferred Stock

To the extent that shareholder approval required to effectuate the term loan conversion has not been obtained, then (i) the number of shares of Common Stock issued to any Lender pursuant to the term loan conversion will be limited such that it would not result in such Lender owning in excess of 19.999% of (A) the outstanding Common Stock or (B) the voting power of the outstanding voting securities on the date of the term loan conversion after giving effect to the term loan conversion and any contemporaneous term loan conversion of the delayed draw and (ii) if any shares of Common Stock otherwise issuable to any Lender pursuant to the term loan conversion are not so issued because of the limitation in the foregoing clause (i), the Issuer will issue to such Lender shares of lender preferred stock convertible into the number of shares of Common Stock not so issued to such Lender.

Registration Rights Agreement

In connection with the execution of Credit Agreement and funding of the Initial Term Loan, the Issuer and the Lenders entered into a registration rights agreement dated as of April 26, 2017 (the “Registration Rights Agreement”) pursuant to which, among other matters, the Company will be required to file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 registering for resale the shares of Common Stock issuable upon conversion of the Loans or any shares of lender preferred stock issued pursuant to the Credit Agreement. The Registration Rights Agreement entitles the Lenders to certain demand rights and piggyback rights with respect to underwritten offerings in Common Stock and contains customary covenants and indemnification and contribution provisions.

Other than as described in this Item 6 or Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents included as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement, dated May 8, 2017 by and among the Reporting Persons.

Exhibit B	Credit Agreement, dated April 26, 2017 by and among Lilis Energy, Inc., the Guarantors party thereto, the Lenders party thereto and Wilmington Trust, National Association, as administrative agent (incorporated by reference from Exhibit 10.3 to the Issuer’s Form 8-K filed April 27, 2017).

Exhibit C	Registration Rights Agreement, dated April 26, 2017 by and among Lilis Energy, Inc. and the Lenders party thereto (incorporated by reference from Exhibit 10.4 to the Issuer’s Form 8-K filed April 27, 2017).

Schedule 1

The name and principal occupation or employment of the executive officers and directors of Värde Partners, Inc. as of the date hereof are as set forth below. Except as noted below, the business address of each of the below individuals is 901 Marquette Ave S, Suite 3300, Minneapolis, MN 55402.

Name	Principal occupation or employment and address of any corporation or other organization in which such employment is conducted
George G. Hicks	Principal of Värde Partners, Inc.
Marcia L. Page	Principal of Värde Partners, Inc.

CUSIP No. 532403201	Page 20 of 27

Jeremy D. Hedberg	Principal of Värde Partners, Inc.
Bradley P. Bauer	Principal of Värde Partners, Inc.
Rick J. Noel	Principal of Värde Partners, Inc., 50 New Bond Street, Level 2, London, England W1S 1BJ
Andrew P. Lenk	Principal of Värde Partners, Inc.
Ilfryn C. Carstairs	Principal of Värde Partners, Inc., 6 Battery Road #15-05, Singapore 049909
Ali M. Haroon	Principal of Värde Partners, Inc., 6 Battery Road #15-05, Singapore 049909
David A. Marple	Principal of Värde Partners, Inc.
Giuseppe Naglieri	Principal of Värde Partners, Inc., 50 New Bond Street, Level 2, London, England W1S 1BJ
Timothy J. Mooney	Principal of Värde Partners, Inc., 50 New Bond Street, Level 2, London, England W1S 1BJ
Brian Schmidt	Principal of Värde Partners, Inc.
Jonathan Fox	Principal of Värde Partners, Inc., 50 New Bond Street, Level 2, London, England W1S 1BJ
Katie S. Kloster	Chief Compliance Officer of Värde Partners, Inc.
Brendan Albee	Chief Operating Officer of Värde Partners, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP No. 532403201	Page 21 of 27

Dated as of May 8, 2017

THE VÄRDE FUND XI (Master), L.P.
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XI G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII (MASTER), L.P.
By:	The Värde Fund XII G.P., L.P., Its General Partner
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII G.P., L.P.
By:	The Värde Fund XII UGP, LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND XII UGP, LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE SKYWAY MASTER FUND, L.P.
By:	Värde Skyway Fund G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

Signature Page to Schedule 13D

CUSIP No. 532403201	Page 22 of 27

THE VÄRDE SKYWAY FUND G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS (OFFSHORE) MASTER, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

THE VÄRDE FUND VI-A L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE INVESTMENT PARTNERS, L.P.
By:	Värde Investment Partners G.P., LLC, Its General Partner
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

Signature Page to Schedule 13D

CUSIP No. 532403201	Page 23 of 27

VÄRDE INVESTMENT PARTNERS G.P., LLC
By:	Värde Partners, L.P., Its Managing Member
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, L.P.
By:	Värde Partners, Inc., Its General Partner

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

VÄRDE PARTNERS, INC.

By:	/s/ David A. Marple
Name:	David A. Marple
Title:	General Counsel

GEORGE G. HICKS

By:	/s/ George G. Hicks

Signature Page to Schedule 13D